Li Auto, Inc.

11 Wenliang Street

Shunyi District, Beijing 101399

People’s Republic of China

September 27, 2022

VIA EDGAR

Mr. Kevin Stertzel

Mr. Ernest Greene

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Li Auto, Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed on April 19, 2022 (File No. 001-39407)

Dear Mr. Stertzel and Mr. Greene,

This letter sets forth the Company’s response to the comment contained in the letter dated September 15, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 19, 2022 (the “2021 Form 20-F”). The Staff’s comment is repeated below in bold and is followed by the Company’s response thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2021

Part I
General, page 1

1.	We note that your auditor, PricewaterhouseCoopers Zhong Tian LLP, is headquartered in China. We also note that on August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC to allow the PCAOB to inspect and investigate completely registered public accounting firms headquartered in China and Hong Kong, consistent with the HFCAA, and that under the agreement, the PCAOB will be required to reassess its determinations by the end of 2022. In future filings please ensure that your disclosure reflects the current regulatory landscape related to the Statement of Protocol, whether your auditor is subject to the PCAOB’s reassessed determinations, and whether and how the HFCAA and related regulations will affect your company.

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

September 27, 2022

The Company respectfully proposes to include the following disclosure in future filings of its annual report on Form 20-F to reflect the referenced recent development.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

In addition, the Company undertakes to ensure that the disclosure in its future filings will reflect the then current regulatory landscape related to the Statement of Protocol, whether its auditor is subject to the PCAOB’s reassessed determinations, and whether and how the HFCAA and related regulations will affect the Company, as appropriate in the circumstances.

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If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 (10) 8742-7209 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8210 or haiping.li@skadden.com.

Very truly yours,

/s/ Tie Li
Tie Li
Director and Chief Financial Officer

cc:	Xiang Li, Chairman and Chief Executive Officer, Li Auto Inc.
Yanan Shen, Director and President, Li Auto Inc.
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Walter Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP